Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to an Equity Index Basket due December 7, 2020

Term Sheet to Preliminary Pricing Supplement dated May 1, 2019

Summary of Terms		Investment Description
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•                  Linked to an equally weighted equity index basket comprised of the S&P 500® Index (50%) and the EURO STOXX 50® Index (50%).

•                  Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the securities, depending on the performance of the Basket from the Starting Level to the Ending Level.

•                  The Redemption Amount will reflect the following terms:

o                If the value of the Basket increases:

You will receive the principal amount plus 125% participation in the upside performance of the Basket, subject to a maximum total return at maturity of 14% to 18% (to be determined on the Pricing Date) of the principal amount

o                If the value of the Basket does not change or decreases by not more than 10%:

You will be repaid the principal amount

o                If the value of the Basket decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the value of the Basket in excess of 10%

•                  Investors may lose up to 90% of the principal amount

•                  Any positive return on the securities will be limited to the return represented by the Capped Value

•                  All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the securities included in the Basket Components for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

Term	1.5 years
Reference Asset	An equally weighted basket (the “Basket”) comprised of the S&P 500® Index (50%) (the “SPX”) and EURO STOXX 50® Index (50%) (the “SX5E”) (each, a “Basket Component”)
Pricing Date	May 31, 2019*
Issue Date	June 5, 2019*
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount Is Calculated” in this term sheet
Stated Maturity Date	December 7, 2020*
Starting Level	100
Ending Level	See “How the Ending Level Is Calculated” on page 3
Capped Value	114% to 118% of the principal amount ($1,140.00 to $1,180.00 per security), to be determined on the Pricing Date
Threshold Level	90, which is 90% of the Starting Level
Participation Rate	125%
Final Valuation Date	November 30, 2020*
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 3.00%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 1.50% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	13605WQT1 / US13605WQT17

 *To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Final Valuation Date and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same.

• No periodic interest payments or dividends • No exchange listing; designed to be held to maturity

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $947.10 and $974.90 per security. While the estimated value of the securities on the Pricing Date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the Pricing Date, which will not be less than $947.10 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-8 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a hypothetical Capped Value of 116.00% of the principal amount or $1,160.00 per $1,000 security (the midpoint of the specified range for the Capped Value), a Participation Rate of 125% and a Threshold Level equal to 90% of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Level, the actual Capped Value, and whether you hold your securities to maturity.

Hypothetical Returns

Hypothetical Ending Level	Hypothetical percentage change from the Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount per security(1)	Hypothetical pre-tax total rate of return

175.00	75.00%	$1,160.00	16.00%
150.00	50.00%	$1,160.00	16.00%
140.00	40.00%	$1,160.00	16.00%
130.00	30.00%	$1,160.00	16.00%
120.00	20.00%	$1,160.00	16.00%
115.00	15.00%	$1,160.00	16.00%
112.80	12.80%	$1,160.00	16.00%
105.00	5.00%	$1,062.50	6.25%
100.00(2)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
89.00	-11.00%	$990.00	-1.00%
80.00	-20.00%	$900.00	-10.00%
75.00	-25.00%	$850.00	-15.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%

(1) Assumes a hypothetical Capped Value of 116.00% of the principal amount, or $1,160.00 per security (the midpoint of the specified range of the Capped Value).

(2) The Starting Level.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rate of return will depend on the actual Ending Level and Capped Value.

How the Redemption Amount Is Calculated

The Redemption Amount will be determined as follows:

•                If the Ending Level is greater than the Starting Level, the Redemption Amount will be equal to the lesser of:

(i)                           $1,000 plus

(ii)                        the Capped Value

•                If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount will be equal to $1,000

•                If the Ending Level is less than the Threshold Level, the Redemption Amount will be equal to $1,000 minus

In such a case, you will lose up to 90% of your principal amount.

How the Ending Level Is Calculated

The Ending Level will be calculated based on the weighted returns of the Basket Components and will be equal to the product of (i) 100 and (ii) an amount equal to 1 plus the sum of: (A) 50% of the Component Return of the SPX and (B) 50% of the Component Return of the SX5E.

The Component Return of a Basket Component will be equal to:

Final Component Level– Initial Component Level

Initial Component Level

where,

•    the “Initial Component Level” will be the Closing Level of such Basket Component on the Pricing Date; and

•    the “Final Component Level” will be the Closing Level of such Basket Component on the Final Valuation Date.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                  If The Ending Level Is Less Than The Threshold Level, You Will Receive At Maturity Less, And Up To 90% Less, Than The Principal Amount Of Your Securities.

•                  Your Return Will Be Limited By The Capped Value And May Be Less Than The Return On A Direct Investment In The Securities Included In The Basket Components.

•                  No Periodic Interest Will Be Paid On The Securities.

•                  Changes In The Levels Of The Basket Components May Offset Each Other.

•                  The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                  Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.

•                  Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                  Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                  The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                  The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                  The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                  An Investment In The Securities Is Subject To Risks Associated With Investing In International Securities Markets.

•                  The Securities Will Not Be Adjusted For Changes In Exchange Rates.

•                  The Stated Maturity Date May Be Postponed If The Final Valuation Date Is Postponed.

•                  We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                  Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o                Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the levels of the Basket Components.

o                Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Basket Components may adversely affect the level of the Basket Components.

o                Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the levels of the Basket Components.

o                Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the levels of the Basket Components.

o                A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

•                  The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                  There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

The SPX is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed to be used by CIBC. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CIBC. The securities are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in the securities nor do they have any liability for any errors, omissions, or interruptions of the SPX.

The SX5E is a product of STOXX Limited (“STOXX”), and has been licensed to be used by CIBC. STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the securities.

STOXX and its Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the securities.  Specifically, STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the SX5E and the data included in the SX5E; the accuracy or completeness of the SX5E and its data; and the merchantability and the fitness for a particular purpose or use of the SX5E and its data.  STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data.  Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.  The licensing agreement between us and STOXX is solely for our benefit and the benefit of STOXX and not for the benefit of the owners of the securities or any other third parties.

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